UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

SUMMIT BROKERAGE SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86601N-10-1
(CUSIP Number)

With Copy to:
Marshall T. Leeds 980 North Federal Highway, Suite 310 Boca Raton, Florida 33432 (561) 338-2860	Sandra C. Gordon, Esq. Greenberg Traurig, P.A. 450 South Orange Avenue, Suite 650 Orlando, Florida 32801 (407) 420-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

(Continued on following pages)

(Page 1 of  5  pages)

CUSIP No. 86601N-10-1	13D	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARSHALL T. LEEDS

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

	(7)	SOLE VOTING POWER 9,441,595 (See Notes 1 and 2)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER None.
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER 6,200,000 (See Note 1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER None.

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,200,000 (See Notes 1 and 3)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES* (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.93% (See Note 3)

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 86601N-10-1	Page 3 of 5 Pages

(1)	Does not include currently exercisable options granted to Mr. Leeds as of March 22, 2002 for 7,000,000 shares, of which 5,800,000 options remain unexercised..

(2)	Includes 3,241,595 currently outstanding shares owned by another affiliate of the Issuer with respect to which Mr. Leeds has voting power.

(3)	If the 3,241,595 currently outstanding shares with respect to which Mr. Leeds has voting power referred to in Note 2 are included, then the aggregate amount beneficially owned by Mr. Leeds would be 9,441,595, and the percentage of the class would be 86.70% (percentage of outstanding shares with power to vote). If Mr. Leeds exercised his remaining 5,800,000 options, he would beneficially own 12,000,000 shares or 71.89% of the outstanding shares (excluding the 3,241,595 shares over which he has voting power) or 91.32% of the outstanding shares (including the 3,241,595 shares over which he has voting power).

SCHEDULE 13D

CUSIP No. 86601N-10-1	Page 4 of 5 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission, as subsequently amended (the “Prior Report”) with respect to the common stock (“Common Stock”) of Summit Brokerage Services, Inc. (the “Company” or the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Leeds holds an option for 7,000,000 shares of common stock of the Issuer, of which 600,000 shares were exercised and reported under a prior amendment. On September 30, 2002, Mr. Leeds purchased an additional 600,000 shares of common stock through partial exercise of such option, at purchase price of $.25 per share for total consideration of $150,000. Mr. Leeds used his personal funds for the purchase.

Item 4. Purpose of the Transaction.

     Mr. Leeds purchased the securities for the purpose of providing the Issuer with needed capital. Mr. Leeds expects to consider plans or proposals which relate to or could result in the following, although, except as identified above, he does not currently have any specific plans with respect to any such matter: (a) the acquisition or disposition of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) changes in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) material changes in the present capitalization or dividend policy of the Company, (e) other material changes in the Company’s business or corporate structure, or (f) other action similar to those enumerated above.

     Mr. Leeds does not have or expect to consider any plans or proposals which relate to the Common Stock or any other class of securities of the Company: (a) being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (b) becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act or 1934; or (c) being subject to any similar such action.

Item 5. Interest in Securities of the Issuer.

          (a)      The acquisition of the 600,000 shares by partial option exercise resulted in Mr. Leeds owning approximately 56.93% of the outstanding Common Stock. Mr. Leeds also holds a currently exercisable option to purchase an additional 5,800,000 shares of Common Stock for an exercise price of $.25 per share. The full exercise of the option would result in Mr. Leeds owning approximately 71.89% of the resulting outstanding Common Stock.

          (b)      Mr. Leeds has the power to direct the vote of an aggregate of 9,441,595 of the outstanding shares of Common Stock, or approximately 86.70%, which amount consists of 6,200,000 shares of Common Stock owned by Mr. Leeds, and 3,241,595 shares of Common Stock owned by Richard Parker with respect to which Mr. Leeds has the power to vote pursuant to a Voting Agreement described in previous Schedule 13D filings.

          Mr. Leeds currently has the sole power to dispose, or to direct the disposition of, 6,200,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 86601N-10-1	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2002	/s/ Marshall T. Leeds

By: Marshall T. Leeds